                         OppenheimerFunds, Inc.
                       Two World Financial Center
                           225 Liberty Street
                     New York, New York 10281-1008

November 21, 2007

Via Electronic Transmission
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re: Oppenheimer Portfolio Series Fixed Income Investor Fund
    File Nos. 333-146105 and 811-22120

Dear Mr. DiStefano:

We have reviewed your comments dated October 22, 2007, regarding the registration statement on Form N-1A (the "Registration Statement") of
Oppenheimer Portfolio Series Fixed Income Investor Fund (the "Fund"),
filed with the Commission on September 14, 2007. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Fund uses in the Registration Statement, and the defined terms have the meanings defined therein.

Prospectus

Prospectus Summary

About the Fund

1.  Please clarify whether the Fund is diversified and, if appropriate, add disclosure.

    The Fund is a diversified management investment company. Disclosure to that effect is included in the Fund's Statement of Additional
    Information, in the section "How the Fund is Managed - Organization and History."

2.  Please disclose how frequently the Manager will rebalance the
Fund's asset allocations. Also, please clarify whether, and if so, under what circumstances, the Fund's percentage allocation to each asset class may be changed.

    Rebalancing of the Fund's assets will occur as necessary, based on market conditions and changes. We have included disclosure regarding rebalancing in the section "About the Fund - The Fund's
    Investment Objectives and Principal Investment Strategies - How
    Does the Manager Decide What Securities To Buy or Sell?" as follows:

       The Manager monitors the Underlying Fund selections to
       ensure that they adhere to these asset allocations over
       time, and periodically rebalances the Fund's investments
       in the Underlying Funds to bring them back within their
       target weightings.

    The Fund's percentage allocations to the Underlying Funds and to the "tactical allocation" component may also change. We have also included disclosure regarding the circumstances in which those changes might occur in this section:

       In response to changing market or economic conditions, the
       Manager may change the Underlying Funds or the target
       weightings at any time, without prior approval from or
       notice to shareholders. The Manager will allocate the
       Fund's assets among the Underlying Funds to assure broad
       diversification within the guidelines of the Fund's
       investment objective. This diversification will be
       achieved by selecting Underlying Funds with different
       investment guidelines and styles. The Manager will look to diversify both domestically and internationally, among
       different investment styles and market capitalizations.

3.  Please disclose prominently that the Fund will invest at least 80%
of its net assets plus borrowings in Underlying Funds, each of which invest at least 80% of its net assets plus borrowings in fixed income securities.

    We have modified the first paragraph in the section "About the Fund
    - The Fund's Investment Objectives and Principal Investment
    Strategies - What Does the Fund Mainly Invest In?" to include the following:

      The Fund will invest at least 80% of its net assets plus
      borrowings, calculated on a "look through" basis, in fixed income securities. This is a non-fundamental policy which will not be changed without providing 60 days' notice to Fund shareholders.

4.  Disclosure indicates the Fund will invest primarily in debt.
Accordingly, please explain to the staff why the Fund's objective is total return, rather than income.

    The Fund invests in Underlying Funds with investments across the fixed-income spectrum. Two of the four Underlying Funds have total return as their investment objective. All of the Underlying Funds can seek capital appreciation, in addition to income, through investments in fixed-income securities that they expect to increase in value.

5.  Please disclose prominently that the Fund may change its strategies and the Underlying Funds in which it invests, without notice to shareholders. Alternatively, please disclose how much advance notice shareholders will receive of any changes in the Fund's investment objective or principal investment strategies.

    We have indicated that shareholders will be given 60 days' notice of any change to the policy of investing 80% of its net assets plus borrowings in fixed income investments.  We included the following disclosure in the section "About the Fund - The Fund's Investment
    Objectives and Principal Investment Strategies - How Does the
    Manager Decide What Securities To Buy or Sell?":

       In response to changing market or economic conditions,
       the Manager may change the asset class allocations, or
       the Underlying Funds or their target weightings at any
       time, without prior approval from or notice to
       shareholders. The Manager will allocate the Fund's assets
       among the Underlying Funds to assure broad
       diversification within the guidelines of the Fund's
       investment objective.

6.  Please briefly summarize the investment objective and principal strategies and risks of each Underlying Fund in which the Fund may invest.

    We are including the investment objective and a summary of the principal investment strategies of each Underlying Fund in the section "More Information About The Underlying Funds," (as noted in the section "About the Fund - Main Risks of Investing in the Fund -
    Risks of Investing in the Underlying Funds"). The risks to the Fund of its investments in the Underlying Funds are included in the sections "About the Fund - Main Risks of Investing in the Fund" and
    " - About the Fund's Investments."

7.  Please disclose that non-investment grade securities are also known as "junk" and carry an increased risk of default.

    We have added the following two sentences to the section "About the
    Fund - Main Risks of Investing in the Fund - Risks of Investing in
    Fixed Income Securities":

       Some Underlying Funds can invest without limit in debt
       securities rated below investment grade by Moody's
       Investors Service, Inc., Standard & Poor's Rating
       Service, or other nationally recognized rating
       organizations or unrated securities that the Manager
       considers to be of equivalent quality. Below investment
       grade securities (commonly referred to as "junk bonds")
       are subject to a greater risk of default by the issuer
       than investment-grade securities.

8.  Disclosure in this section appears to indicate the Fund may invest in securities other than shares of the Underlying Funds. Please disclose the other types of securities in which the Fund may invest, the extent to which the Fund may invest, and summarize the risks of such investments.

    For temporary periods, the Fund may hold a portion of its assets in cash, money market securities (including shares of Oppenheimer
    Institutional Money Market Fund), or other similar, liquid investments. This will generally occur at times when the Manager is unable to immediately invest cash received from purchases of Fund shares or from redemptions of other investments. Disclosure regarding those investments is contained in the section "How Does the Manager Decide What Securities to Buy or Sell?" and the section
    "About the Fund's Investments - Other Investment Strategies -
    Temporary Defensive and Interim Investments."

    The Fund may also invest in certain derivative investments. We have revised the disclosure regarding the Fund's investments in derivatives in the sections "About the Fund - What Does the Fund
    Mainly Invest In?" to include the following:

       Additionally, the Manager could use derivatives,
       including futures contracts, put and call options, and
       forward contracts, to effect a tactical allocation if it
       is determined that the Fund's transactions would be
       detrimental to the Underlying Funds listed above.

    Additional information regarding derivatives and the risks of those investments is included in the section "About the Fund's
    Investments - The Fund's Principal Investment Policies and Risks -
    Derivative Investments."

9.  If derivative instruments are part of the principal investment strategies for the Fund and/or any of the Underlying Funds, please disclose the percentage of assets the Fund and each Underlying Fund will invest in derivative instruments.

    Derivative investments are not a principal strategy of the Fund, although they may be used as a portion of the Fund's "tactical allocation" component, which is limited to 20% of the Fund's net assets. With respect to the Underlying Funds' investments in derivatives, in the section "About the Fund's Investments -
    Derivative Investments" we have indicated that:

       The Underlying Funds have no stated limit on derivative
       investments, but will comply with all applicable laws and
       regulations. There is no target range for indirect
       investment in derivatives at the Fund level.

10. The disclosure titled "How Risky is the Fund Overall?" does not answer the question posed by the title. Please disclose the risk level of the Fund.

    We have added the following disclosure to the section titled "How
    Risky is the Fund Overall":

       In the OppenheimerFunds spectrum, the Fund is generally
       more conservative than an equity or balanced fund but may
       be more volatile than a money market fund.

11. Please provide a complete listing of the types of "other asset classes" in which the Underlying Funds may invest.

    We have removed the references to "asset classes" from the
    Prospectus. That disclosure was intended to refer to the different
    Underlying Funds and the "tactical allocation" investments of the
    Fund.

12. Please disclose that the Fund and Underlying Funds may have all or some of the same individuals as members of their respective boards; and
disclose the conflicts of interest present in such circumstances.

    We have included the following disclosure in the section "About the
    Funds' Investments - The Funds' Principal Investment Policies and
    Risks":

       AFFILIATED PORTFOLIO RISK. In managing the Fund, the Manager will have authority to select and substitute Underlying Funds.
       The Manager may be subject to potential conflicts of interest in selecting Underlying Funds because the fees paid to it by some
       Underlying Funds are higher than the fees paid by other
       Underlying Funds. However the Manager's fund-of-funds committee monitors the investment process, identifies addresses and
       resolves any potential issues and reports periodically to the
       Boards of the Fund and of each Underlying Fund.

    Further, we have included the following disclosure in the Board of
    Trustees and Oversight Committees section of the SAI:

       The Fund is governed by a Board of Trustees, which is
       responsible for protecting the interests of shareholders under federal and Massachusetts law. The Fund and the Underlying Funds
       may have the same individuals as members of their respective boards, and in each instance such board members maintain
       fiduciary duties to fund shareholders under the Investment
       Company Act.  The Manager's fund-of-funds committee monitors the investment process, identifies, addresses and resolves any potential issues and reports periodically to the Boards of the
       Fund and of each Underlying Fund.  The Trustees meet
       periodically throughout the year to oversee the Fund's
       activities, review its performance, and review the actions of the Manager.

Main Risks of Investing in the Fund

13. The disclosure regarding availability of Underlying Fund documents does not describe the risks of investing in those funds; accordingly, it should be moved to a more appropriate location in the Summary. Also, disclosure in the second sentence of this paragraph states that the
Fund may be required to "sell" shares of Underlying Funds. Please clarify that the Fund may be required to redeem shares of the
Underlying Funds.

    The disclosure regarding the availability of Underlying Fund documents has been moved to the section "More Information About the
    Underlying Funds."

    The disclosure in this section has been modified to clarify that the Fund may be required to "redeem" rather than "sell" shares of the Underlying Funds.

14. This section summarizes the risks of stocks and other equity securities held by Underlying Funds. Previous disclosure, however, does not indicate that the Underlying Funds will invest in such securities.
Please clarify the disclosure.

    The disclosure in this section regarding stocks and equity securities has been removed.

Shareholder Fees

15. Since the contractual fee rate for the advisory agreement is 0.50%, please delete the 0.04% figure from the Management Fees line item in the fee table, and insert the 0.50% contractual rate. You may reference the fee reduction in a footnote to the fee table.

    The Advisory Agreement provides that the advisory fee is calculated as 0.50% of the average annual net assets of the Fund reduced by the amount of the advisory fees of the Underlying Funds with respect to the Fund's investments. Since that is a contractual provision, we have included the 0.04% figure, which is the estimated fee for the Fund's first year of operations, in the fee table.  We have revised footnote 5 beneath the fee table to read,
    "Under the investment advisory agreement, the Manager receives an advisory fee equal to 0.50% of the average annual net assets of the
    Fund, reduced by the amount of advisory fees paid to the Manager by the Underlying Funds relating to the Fund's assets invested in the
    Underlying Funds. However, the management fee will not be reduced below zero."

16. Please remove the paragraph of text and footnotes from between the fee table and Example and place them after the Example.

    The footnotes to the Fee Table have been moved to follow the
    Examples.

17. Please note that, should acquired fund fees and expenses prove materially greater than the estimate provided in the tee table, the staff would require the Fund to sticker the prospectus accordingly.

    This comment has been noted.

The Fund's Principal Investment Policies and Risks

18. The Underlying Funds identified in the prospectus all invest primarily in debt. This section, however, contains much general disclosure of risks associated with investing in equity; and the prospectus does not identify the vehicles through which the Fund will invest in equity. Please revise the disclosure accordingly. If the Fund will invest in equity, disclose the nature and extent of any such investments, as well as the strategies the Fund and/or Underlying Funds will follow in buying and selling equity.

    The disclosure of risks associated with investing in equity has been removed.

19. Will any of the Underlying Funds invest in securities in default?
If so, please include a description of the attendant risks. Also, please disclose whether an Underlying Fund will sell or hold non-investment grade bonds in the event of default.

    Two of the Underlying Funds, Oppenheimer Champion Income Fund and
    Oppenheimer Master Loan Fund, may invest in securities rated below investment grade or which may be in default at the time those
    Underlying Funds buy them. This disclosure and the attendant risks have been added to the disclosure under the "Interest Rate Risk -
    Special Risks of Lower-Grade Securities" section.

20. Please disclose the Underlying Funds' estimated annual portfolio turnover.

    We have included the following disclosure in the section "Portfolio
    Turnover":

       It is not anticipated that the Fund will have a high portfolio turnover rate, however, the Underlying Funds may engage in active and frequent trading to try to achieve their objectives, and may have a high portfolio turnover rate (for example, over
       100%).

Statement of Additional Information

Investment Restrictions

21. Please modify the Fund's concentration policy to require the Fund to "look through" the Underlying Funds when determining concentration.

    The Fund's concentration policy specifies that, for purposes of determining the Fund's concentration, the Fund's investments will be considered to be its pro rata portion of each Underlying Fund's portfolio securities. We have included disclosure to that effect.

22. Please revise the Fund's illiquid securities policy to state what the Fund will do if its investments in illiquid securities exceed 15%
of its net assets. The limitation does not apply only at the time of acquisition of illiquid securities.

    Neither the Fund nor the Underlying Funds will invest more than 15%
    of net assets in illiquid or restricted securities.  This
    disclosure is being included in the "Illiquid and Restricted
    Securities" section of the Prospectus:

    In addition, we are including in the Statement of Additional
    Information disclosure that clarifies that:

       [U]nder the Investment Company Act, a mutual fund cannot invest in illiquid securities (i.e., securities that cannot be readily resold or that cannot otherwise be marketed, redeemed or put to the issuer or a third party), if more than 15% of its net assets would be invested in such securities. The shares of the
       Underlying Funds are not illiquid investments under the Fund's policies or the applicable Investment Company Act rules and regulations."

    Further, we have included the following disclosure in the Illiquid and Restricted Securities section of the Statement of Additional
    Information:

       Under the policies and procedures established by the Boards of
       Trustees/Directors of the Fund and each Underlying Fund, the
       Manager determines the liquidity of certain of an Underlying
       Fund's investments. To enable the Fund or an Underlying Fund to sell its holdings of a restricted security not registered under applicable securities laws, the Fund or the Underlying Fund may have to cause those securities to be registered. The expenses of registering restricted securities may be negotiated with the issuer at the time the Fund or the Underlying Fund buys the securities. When the Fund or Underlying Fund must arrange
       registration because it wishes to sell the security, a
       considerable period may elapse between the time the decision is made to sell the security and the time the security is
       registered so that the Fund or Underlying Fund could sell it.
       The Fund or Underlying Fund would bear the risks of any downward price fluctuation during that period.

       The Fund or Underlying Fund may also acquire restricted
       securities through private placements. Those securities have contractual restrictions on their public resale. Those
       restrictions may make it more difficult to value them, and might limit the ability to dispose of the securities and might lower the amount the Fund or Underlying Fund could realize upon the sale.

       The Fund and the Underlying Funds have limitations that apply to purchases of restricted securities, as stated in their
       prospectuses. Those percentage restrictions generally do not limit purchases of restricted securities that are eligible for sale to qualified institutional purchasers under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), if those securities have been determined to be liquid by the
       Manager under Board-approved guidelines. Those guidelines take into account the trading activity for such securities and the availability of reliable pricing information, among other
       factors. If there is a lack of trading interest in a particular
       Rule 144A security, holdings of that security may be considered to be illiquid.
       Illiquid securities generally include repurchase agreements maturing in more than seven days and participation interests that do not have puts exercisable within seven days.

Portfolio Proxy Voting

23. Please disclose the procedures the Fund uses when a vote presents a conflict between the interests of the Fund shareholders and those of the Adviser, principal underwriter or other affiliated persons. See
Item l2(f) of Form N-1A.

    The Fund will primarily hold securities of the Underlying Funds. In order to avoid potential conflicts of interest, the Fund will vote its shares in the same proportion as the other shareholders of an
    Underlying Fund. We have included the following disclosure in the
    Portfolio Proxy Voting section of the Statement of Additional
    Information: "[T]he Fund, in its capacity as a shareholder in the
    Underlying Funds, may be requested to vote on a matter pertaining to the Underlying Funds. With respect to such shareholder
    proposals, the Fund will vote its shares in each of its Underlying
    Funds in the same proportion as the vote of all other shareholders in that Underlying Fund."

      The Fund is filing a pre-effective amendment reflecting these changes, and respectfully requests that effectiveness be granted on or about November 30, 2007.  Enclosed with the pre-effective filing, under separate letter, is a request that the Fund's Registration Statement be declared effective on that date.

      The undersigned hereby acknowledges that (i) should the
Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the
Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions you may have regarding the amendment or this letter to the undersigned at (212) 323-5089 or at
nvann@oppenheimerfunds.com.

                                          Sincerely,

                                          /s/ Nancy S.
                                          Vann
                                          Nancy S. Vann
                                          Vice President and Associate
                                          Counsel
cc:  Board II Board of Trustees
     Allan Adams, Esq.
     Phillip S. Gillespie, Esq.
     Robert Zack, Esq.
     Gloria LaFond